

December 1, 2010

Troy A. Lyndon, Chief Executive Officer
Left Behind Games Inc.
25060 Hancock Avenue
Suite 103, Box 110
Murrieta, CA 92562

> **Re: Left Behind Games Inc.**
> **Amendment No. 1 to Preliminary Information Statement on**
> **Schedule 14C**
> **Filed November 29, 2010**
> **File No. 000-50603**

Dear Mr. Lyndon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please revise the information statement to provide a summary comparison of all of the material differences in the corporate governance documents of the company and the new corporation, and address the purpose and the general effect of each such change upon the rights of existing security holders. In addition, the information statement should disclose all the material differences between the corporate laws of Washington and Nevada affecting shareholders as they each apply to you. If any of the described changes have an anti-takeover purpose or effect, please clearly disclose this effect. See Release No. 34-15230

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jan Woo at (202) 551-3453 if you have questions. If you require further assistance, please contact me at (202) 551-3457.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via facsimile at (732) 530-9008
Virginia K. Sourlis, Esq.
The Sourlis Law Firm